EXHIBIT 11

FRONTIER FINANCIAL CORPORATION

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	2004	2003	2002
Net Income (in thousands)	$43,045	$39,607	$36,014

Computation of average shares outstanding:
Shares outstanding at beginning of year	18,550	18,818	19,185
Average shares issued pursuant to merger	—	—	—
Shares issued or repurchased during the year times average time outstanding during the year	84	(265)	(78)

Basic average shares outstanding	18,634	18,553	19,107

Average number of dilutive shares assumed to be outstanding (1)	124	101	107

Average dilutive shares outstanding	18,758	18,654	19,214

Basic earnings per share	$2.31	$2.13	$1.88

Diluted earnings per share	$2.29	$2.12	$1.87

(1)	There were no antidilutive shares that could have had a greater effect on the computation of diluted EPS for 2004.